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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-52491

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/22 (MM/DD/YY) AND ENDING 06/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: L. B. Fisher & Company

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

17300 Dallas Parkway, Suite 3050
(No. and Street)

Dallas	Texas	75248
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

L. B. Fisher, Jr.	972-733-4800	LBFCO@SWBELL.NET
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co., PC
(Name – if individual, state last, first, and middle name)

718 Paulus Avenue	Dallas	Texas	75214
(Address)	(City)	(State)	(Zip Code)

09/22/2009	3631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lewis B. Fisher, Jr. _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of L. B. Fisher & Company _____ , as of 6/30 _____ , 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



CEARA NICOLE DYER PRADO
Notary Public, State of Texas
Comm. Expires 04-12-2026
Notary ID 131075290



Signature:

Title:
President

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

L.B. FISHER & COMPANY

Financial Statements and Supplemental Schedule
June 30, 2023

(With Report of Independent Registered Public Accounting Firm)

L.B. FISHER & COMPANY
Index to Financial Statements and Supplemental Schedule
June 30, 2023



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of L.B. Fisher & Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of L.B. Fisher & Company as of June 30, 2023, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of L.B. Fisher & Company as of June 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of L.B. Fisher & Company's management. Our responsibility is to express an opinion on L.B. Fisher & Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to L.B. Fisher & Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") has been subjected to audit procedures performed in conjunction with the audit of L.B. Fisher & Company's financial statements. The supplemental information is the responsibility of L.B. Fisher & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co.

McBee & Co., PC

We have served as L.B. Fisher & Company's auditor since 2020.
Dallas, Texas
September 21, 2023

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com

L.B. FISHER & COMPANY
Statement of Financial Condition
As of June 30, 2023

Assets

Cash	$	92,401
Deposit with clearing broker-dealer		50,000
Receivable from clearing broker-dealer		50,407
Prepaid expenses		22,615
Other assets		3,610
Total assets	$	219,033

Liabilities and Stockholder's Equity

Liabilities

Accrued expenses	$	65,206
Total liabilities		65,206

Commitments and contingencies

Stockholder's equity

Common stock, 500,000 shares authorized with $1 par value,		
7,500 issued and outstanding		7,500
Additional paid-in capital		121,511
Retained earnings		24,816
Total stockholder's equity		153,827
Total liabilities and stockholder's equity	$	219,033

L.B. FISHER & COMPANY
Statement of Operations
Year Ended June 30, 2023

Revenues:		
Commissions	$	517,946
Mutual fund fees		56,753
Interest		135,695
Total revenues		710,394
Operating expenses:		
Employee compensation and benefits		336,262
Floor brokerage and clearance fees		92,966
Occupancy and equipment expenses		77,747
General and administrative		127,894
Technology and communication expenses		22,054
Pension and profit-sharing contribution		63,625
Total operating expenses		720,548
Net loss before income taxes		(10,154)
Income tax expense		
Net Loss	$	(10,154)

L.B. FISHER & COMPANY
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2023

| | Common Stock | | Additional | Retained | |
	Shares	Amount	Paid-in Capital	Earnings	Total
Balances at June 30, 2022	7,500 $	7,500 $	121,511 $	34,970 $	163,981
Net Loss	-	-	-	(10,154)	(10,154)
Balances at June 30, 2023	7,500 $	7,500 $	121,511 $	24,816 $	153,827

L.B. FISHER & COMPANY
Statement of Cash Flows
Year Ended June 30, 2023

Cash flows from operating activities:		
Net loss	$	(10,154)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in operating assets and liabilities:		
Receivable from clearing broker-dealer		(6,305)
Prepaid expenses and other assets		(419)
Accrued expenses		14,956
Net cash used in operating activities		(1,922)
Net decrease in cash		(1,922)
Cash at beginning of year		94,323
Cash at end of year	$	92,401
Supplemental cash flow disclosures:		
Income taxes paid	$	-
Interest paid	$	-

NOTE 1 – NATURE OF BUSINESS

L.B. Fisher & Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is engaged in full-service broker dealer activities.

The Company was organized on August 26, 1976 under the laws of the State of Texas. Most customer transactions are cleared through a third-party clearing firm, RBC Capital Markets Corporation ("RBC"), on a fully disclosed basis. The Company has claimed exemption from Rule 15c3-3 ("Rule") under section (k)(2)(ii) of the SEC, and accordingly is exempt from the remaining provisions of that Rule. For the Company's other business activities, it is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. The Company does not hold customer funds or securities, or carry accounts for customers (as defined in Rule 15c3-3).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions and agency transactions.

Cash Equivalents
Cash includes cash and highly liquid investments with a maturity at date of purchase of ninety days or less. The Company considers highly liquid investments in money market funds to be cash equivalents.

Use of Estimates
The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Current Expected Credit Losses (CECL)
The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Receivables from Clearing-Broker Dealers and Clearing Organizations

The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any. The Company did not incur any interest or penalties for the year ended June 30, 2023.

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the year ended June 30, 2023, the Company has no Texas margin tax expense.

Revenue Recognition

Revenue from contracts with customers includes commission income related to brokerage transactions and services, mutual fund fees, and interest. The recognition and measurement of revenue under FASB ASC 606, *Revenue from Contracts with Customers,* is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the related agreement; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions: The Company buys and sells securities on behalf of its customers through its arrangements with the clearing firm. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions, transaction fees and clearing expenses are recorded each month based upon the trade date, which is the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Mutual fund fees: The Company enters into arrangements with pooled investments vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the funds upfront, over time or as a combination thereof. The Company believes that its performance obligation is the sale of the securities and is fulfilled on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Interest revenue consists primarily of interest rebates on customer accounts which are received monthly and recognized as revenue at that time, as they relate specifically to performance obligations satisfied in that period.

Leases
The Company accounts for its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease.

Accounting policy election for short-term leases
The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Management Review
The Company has performed an evaluation of events that have occurred subsequent to June 30, 2023, and through September 20, 2023 the date of the financials were available for issuance. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of June 30, 2023.

Recently Issued Accounting Pronouncements

Recently issued accounting pronouncements that have been issued or proposed by the Financial Accounting Standards Board or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 3 – DEPOSIT WITH CLEARING BROKER-DEALER

The Company maintains a deposit account with RBC, the Company's clearing broker-dealer, as part of the Company's contract for services. RBC requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of June 30, 2023, cash of $50,000 has been maintained as a deposit.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Leases
The Company has an obligation as a lessee for office space with initial noncancelable term less than one year. The Company classifies this lease as an operating lease. The Company's lease does not include a termination option for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Short-term lease cost of $77,747 is included in the occupancy and equipment expenses line item on the Statement of Operations.

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Clearing Agreement
Included in the Company's clearing agreement is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At June 30, 2023, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE 5 - INCOME TAXES

The Company has a current year tax loss; therefore, there is no provision for current federal income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes on June 30, 2023 are computed by applying the statutory federal income tax rate of 21%. As of June 30, 2023, temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes were not significant.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company, as a registered fully licensed broker and dealer in securities, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Under this rule, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2023, the minimum net capital requirement for the Company was $100,000. Net capital at June 30, 2023, totaled $126,602. The Company's ratio of aggregate indebtedness to net capital was 0.52 to 1 at June 30, 2023.

NOTE 7 – EMPLOYEE RETIREMENT PLAN

The Company provides a defined contribution profit sharing trust plan ("Trust Plan") for all employees. Contributions to the Trust Plan vest immediately and are declared at the discretion of the Board of Directors. New employees are subject to a vesting period defined by the Plan. For the year ended June 30, 2023, the Company has recorded $38,175 in profit sharing plan expense.

The Company provides a money purchase pension plan ("Pension Plan") for all employees. Contributions to the Pension Plan are limited to 10% of each employee's annual salary. Current employees' contributions to the Pension Plan vest immediately and are declared at the discretion of the Board of Directors. New employees are subject to a vesting period defined by the Plan. For the year ended June 30, 2023, the Company has recorded $25,450 in pension plan expense.

NOTE 8 - CONCENTRATIONS OF CREDIT RISK

The Company has a receivable due from and other cash held with their clearing broker in the amount of $175,000, or approximately 80% of their total assets at June 30, 2023.

NOTE 9 – RELATED PARTIES

The Company has entered into a related party agreement to pay $53,188 in rent expense to the owner for the times the owner works at his homes in Sedona, Arizona or Huffman, Texas during the year ended June 30, 2023. This agreement is reviewed annually. This expense is included in the occupancy and equipment expense line item on the Statement of Operations.

Supplemental Information Pursuant to Rule 17A-5

L.B. FISHER & COMPANY **Schedule I**

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2023

Total stockholder's equity qualified for net capital	$	153,827
Deductions and/or charges		
Non-allowable assets:		
Prepaid Expenses		22,615
Other assets		3,610
		26,225
Net capital before haircuts on securities		127,602
Haircuts on securities		1,000
Net capital	$	126,602
Aggregate indebtedness		
Accrued expenses		65,206
Total aggregate indebtedness	$	65,206
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirement	$	26,602
Ratio of aggregate indebtedness to net capital		0.515
Reconciliation of Computation of Net Capital		
New capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on July 9, 2023	$	127,602
Adjustments:		
Net effect of year-end adjustments		(1,000)
Net capital per audit	$	126,602

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and is also considered a Non-Covered Firms exempt from 17 C.F.R § 240.15c3-3. The Company does not hold customer funds or securities. The Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of L.B. Fisher & Company

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) L.B. Fisher & Company ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which L.B. Fisher & Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) L.B. Fisher & Company stated that L.B. Fisher & Company met the identified exemption provisions throughout the most recent fiscal year, June 30, 2023, without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

L.B. Fisher & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about L.B. Fisher & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

McBee & Co.

McBee & Co., PC

Dallas, Texas
September 21, 2023

L.B. Fisher & Company's Exemption Report

L.B. Fisher & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R.§ 240.15c3-3 under the following provisions of 17 C.F.R.§ 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§ 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

L. B. Fisher & Company

I, Lewis B. Fisher, Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Lewis B. Fisher, Jr.
President
September 21, 2023